Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

20 October 2017

US and Australian Warrants Cleansing Prospectuses

We refer to our previous announcements on June 30, 2017 and July 4, 2017 with respect to the U.S. capital raise of approximately US$5 million.

On July 5, 2017, we closed a public offering of 263,126,800 ordinary shares represented by American Depositary Shares (“ADSs”) to certain U.S. investors in exchange for net proceeds to us of approximately US$4.76 million after brokerage fees but before other expenses. In a concurrent private placement, we also issued to each of these investors, for no additional consideration, a warrant to purchase up to 0.75 ADSs for each ADS purchased for cash in the public offering. The warrants have an exercise price equal to US$2.50 per ADS and have been exercisable since the close of the capital raise and will expire January 5, 2023.

The Australian and U.S. prospectuses attached to this announcement relate to the offer and sale by these investors of the ordinary shares represented by ADSs that are issuable upon exercise of the warrants. The investors holding the warrants are not obligated to exercise them and may elect not to do so.

These prospectuses have been prepared for the purpose of removing trading restrictions related to the securities issuable upon exercise of the existing warrants.

We have also filed a registration statement, including the accompanying U.S. prospectus, with the U.S. Securities and Exchange Commission. Assuming the registration statement becomes effective within six months of the closing of the U.S. capital raise and subject to certain terms and conditions, warrant holders will be precluded from cashless exercises, thus enabling Prima BioMed Ltd to potentially raise up to a further US$4.9 million if all of the warrants are exercised.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

A registration statement relating to the securities issuable upon exercise of the existing warrants has been filed with the U.S. Securities and Exchange Commission (the “SEC”) but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration becomes effective.

For further information, including a copy of the US prospectus included in the registration statement filed with the SEC, please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

Prospectus

Prima Biomed Limited

ACN 009 237 889

ASX Code: PRR

An offer by the Company of -

•	up to 10,000 New Shares at an issue price of A$0.024 per New Share to raise up to $240; and

•	for every 3 New Shares allotted under this Prospectus for no additional consideration the grant by the Company of 2 Options each with an exercise price of US$0.025 per Option (each Option convertible into 1 New Share on exercise).

This Prospectus is prepared in accordance with Section 708A(11) of the Corporations Act for the purpose of removing trading restrictions on the sale of any Shares (or Shares issued on the exercise of Options) issued pursuant to the Offer.

AN INVESTMENT IN THE COMPANY’S SECURITIES SHOULD BE CONSIDERED SPECULATIVE

This Prospectus is an important document and should be read in its entirety. It is a prospectus issued pursuant to Section 713 of the Corporations Act. It does not, itself, contain all the information that is generally required to be set out in a full prospectus, but refers to other documents, the information of which is deemed to be incorporated into this prospectus. The securities offered by this Prospectus should be considered speculative.

IMPORTANT INFORMATION

This Prospectus is dated 20 October 2017 and was lodged with ASIC on that date. Neither ASIC nor ASX or any of their officers, take any responsibility for the contents of this Prospectus.

No securities will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

In preparing this Prospectus, regard has been had to the fact that ASX maintains a database of publicly disclosed information about the Company, that the Company is a disclosing entity for the purposes of the Corporations Act and that certain matters may reasonably be expected to be known to professional advisors with whom potential investors may consult. This Prospectus has been prepared pursuant to Section 713 of the Corporations Act, which allows the issue of a more concise prospectus in relation to an offer of continuously quoted securities. It is intended to be read in conjunction with publicly available information, as described in Section 5.1 below.

Various statements in this Prospectus constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known and unknown risks, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or implicitly portrayed in this Prospectus.

The Offer does not, and is not intended to, constitute an offer in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or to issue this document under the laws applicable in that jurisdiction.

The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and any person into whose possession this Prospectus comes should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

No person is authorised to give any information or to make any representation in connection with the Offer that is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied upon as having been authorised by the Company in connection with the Offer. Neither the Company nor any other person warrants the future performance of the Company or any return on any investment made under this Prospectus except as required by law and then only to the extent so required.

This Prospectus does not take into account the investment objectives, financial situation and particular needs of any person. Professional advice should be sought before deciding to invest in any securities the subject of this Prospectus.

There are risks associated with an investment in the Company and the securities offered under this Prospectus should be regarded as a speculative investment. The securities offered under this Prospectus carry no guarantee with respect to return on capital investment, payment of dividends or the future value of the New Shares or Options.

Certain abbreviations and other defined terms are used throughout this Prospectus. Details of the definitions and abbreviations used are set out in Section 6 of this Prospectus. All financial amounts shown in this Prospectus are expressed in Australian dollars unless otherwise stated.

This Prospectus may be viewed in electronic form online at the Company’s website: www.primabiomed.com.au/investor. The information on the Company’s website (outside the electronic Prospectus) does not form part of this Prospectus. Additional copies of the Prospectus are available at the registered office of the Company.

Any person may obtain a copy of this Prospectus or any of the documents referred to in Section 5.1 free of charge by contacting the Company via email on: enquiries@primabiomed.com.au.

Corporate Directory

Directors

Ms Lucy Turnbull A.O. (Chairman)

Mr Albert Wong (Deputy Chairman, Non Exec. Director)

Mr Marc Voigt (CEO, Executive Director, CFO)

Dr Russell John Howard (Non Exec. Director)

Mr Pete Meyers (Non Exec. Director)

Mr Grant Chamberlain (Non Exec Director)

Company Secretary

Ms Deanne Miller (COO, General Counsel & Company Secretary)

Registered office

Level 12, 95 Pitt Street, Sydney, NSW.

Telephone         +61 2 8315 7003

Fax                    +61 2 8569 1880

Email                 info@primabiomed.com.au

Website             www.primabiomed.com.au

1.	SUMMARY OF THE OFFER

Topic	Details	Where to find more information
What is the Offer?

This Prospectus relates to the Offer to be made by the Company of

•       up to 10,000 New Shares at an issue price of A$0.024 per New Share to raise up to A$240; and

•       for every 3 New Shares allotted under this Prospectus, for no additional consideration the grant by the Company of 2 Options each with an exercise price of US$0.025 per Option (each Option convertible into 1 New Share on exercise).

Section 2

What is the purpose of the Prospectus

The Company was admitted to the ASX official list in 1988 and is a “disclosing entity” for the purposes of the Corporations Act. As such the Company has made a number of announcements which are available for review on the ASX announcements platform.

Potential investors should review both the Company’s announcements available on the ASX announcements platform.

As announced on the ASX announcements platform on 4 July 2017 the Company confirmed the completion in the United States of a placement of New Shares (represented by Alternative Depositary Shares) and also Options (in the form of warrants reflecting US requirements).

This Prospectus has been prepared in accordance with Section 708A(11) of the Corporations Act for the purpose of removing trading restrictions on the sale of any Shares under the Offer or Shares issued on the exercise of Options.

Section 2

Application for Shares	An application for Shares and Options can only be made by an investor using an Application Form. A completed Application Form and accompanying cheque must be mailed or delivered to the Company as follows: Post or Delivery to: The Company Secretary Prima BioMed Limited Level 12, 95 Pitt St, Sydney NSW 2000 Australia Cheques should be made payable to “Prima Biomed Limited” and accompany the Application Form to reach the Company no later than the Closing Date	—

Opening and Closing Dates	The Opening Date is 20 October 2017 and the Closing Date is 5.00 pm (AEST) 10 November 2017.	Section 2

Risk Factors	Refer to Section 4

Minimum raising	There is no minimum raising under this Prospectus.

How do the New Shares rank in comparison to existing Shares	All New Shares issued under the Offer or on exercise of the Options will rank equally in all respects with existing Shares from the date of their issue.	Section 5.3

What is the effect of the Offer on the Company?	The effect of the Offers on the financial position of the Company is detailed in Section 4. If Fully Subscribed, the Offer will not have a material effect on the control of the Company.	Section 3

ASX

The Company is admitted to the Official List of the ASX.

Not later than 7 days after the date of this Prospectus, the Company intends to make an application to the ASX for the Official Quotation of the Shares offered under this Prospectus. The fact that the ASX may admit the Shares for Official Quotation is not to be taken in any way as an indication of the value or merits of the Company or of the Shares offered under this Prospectus. If the Options are exercised, the Company will no later than 7 days after the exercise date make an application to the ASX for the Official Quotation of the Shares issued on exercise of the Option.

Official Quotation, if granted, will commence as soon as practicable after the issue of transaction holding Statements to successful Applicants in respect of the Shares issued. If permission for quotation of the Shares issued under this Prospectus is not granted within 3 months after the date of this Prospectus, all Application money will be refunded without interest.

Enquiries	Any enquiries concerning the Offer should be directed to the Company on +61 2 8315 7003

2.	Overview

2.1	Introduction

This Prospectus relates to the Offer to be made by the Company of up to:

•	up to 10,000 New Shares at an issue price of A$0.024 per New Share to raise up to $240,

•	for every 3 New Shares allotted under this Prospectus, for no additional consideration the grant by the Company of 2 Options each with an exercise price of US$0.025 per option (each option convertible into 1 New Share on exercise).

The purpose of the Offer is to remove the trading restrictions on the sale of any Shares issued under this Offer or Shares issued on the exercise of Options, each in accordance with Section 708A(11) of the Corporations Act.

The opening date of the Offer is 20 October 2017 (Opening Date) and the closing date of the Offer is 5.00 pm (AEST) 10 November 2017 (Closing Date). The Company reserves the right to close the Offer early without notice.

The Offer is not underwritten and there is no sponsoring broker.

2.2	Use of funds raised under the Offer

The sum of $240 would be raised if the Offer is Fully Subscribed. After expenses of the Offer there will be no net proceeds of the Offer. The expenses of the Offer will be met from the Company’s existing cash reserves.

2.3	Applications

Applications for Shares and Options under the Offer must be made using an Application Form.

The Directors reserve the right to issue Shares and Options pursuant to the Offer at their absolute discretion. Accordingly, please do not submit an Application Form unless directed to do so by the Directors.

The Company is already included in the Official List of the ASX and the ASX Listing Rules apply to all securities issued by the Company.

3.	Effect of the Offer on the Company

3.1	Effect on financial position of the Company

The effect on the financial position of the Company by a full subscription for all the New Shares and Options pursuant to the Offer (Fully Subscribed) will be to increase the Company’s cash reserves by $240 (prior to the expenses of this Offer).

It is estimated that the expenses of this Offer will amount to approximately $15,000, leaving a net effect of the Offer of a decrease in cash reserves of $14,760.

3.2	Effect on the capital structure of the Company

(a)	Details of Capital Structure

The table attached as Annexure A sets out the existing capital structure of the Company as at 30 June 2017 reflecting 2,342,869,738 existing issued Shares plus the maximum number of Shares and Options that may be issued under this Prospectus on Closing of the Offer.

For the purposes of presenting the below table, it is assumed that prior to the Closing Date there will be no other Share or Option issues by the Company and that there will be no securities convertible into Shares issued and converted prior to the Closing Date.

3.3	Potential effect on control of the Company

As at 19 October 2017, the relevant interests and voting power of the top 20 shareholders of the Company (based on the last substantial shareholding notice or change of director’s interest notice lodged with the Company and after aggregation of one shareholder’s interests) are as follows:

Shareholder	Number of shares	Voting power
HSBC CUSTODY NOMINEES	762,898,119	32.303%
HSBC CUSTODY NOMINEES	113,375,707	4.801%
MR THOMAS TSCHEREPKO	26,000,000	1.101%
MARC VOIGT	24,381,127	1.032%
J P MORGAN NOMINEES AUSTRALIA	23,542,736	0.997%
FREDERIC TRIEBEL	20,797,709	0.881%
MS LUCY TURNBULL	17,334,576	0.734%
KOHEN ENTERPRISES PTY LTD	13,000,000	0.550%
BNP PARIBAS NOMS PTY LTD	12,835,823	0.544%
M & HC PTY LTD	12,000,000	0.508%
INFINITIS SARL	11,461,819	0.485%
BNP PARIBAS NOMINEES PTY LTD	11,383,351	0.482%
MRS DEANNE DIEM MILLER	10,720,798	0.454%

Shareholder	Number of shares	Voting power
CITICORP NOMINEES PTY LIMITED	10,236,584	0.433%
PETER MEYERS	8,534,837	0.361%
COMSEC NOMINEES PTY LIMITED	8,380,375	0.355%
H CORNWELL & SON PTY LTD	8,352,500	0.354%
MR EDWARD MCCLAFFERTY	8,250,000	0.349%
IRPAC PTY LTD	6,690,500	0.283%
MR MICHAEL SAFAR	6,500,000	0.275%
PANTAI INVESTMENTS PTY LTD	6,500,000	0.275%
MR HAI TAO ZHANG &	6,500,000	0.275%

Total Securities of Top 20 Holdings	1,129,676,561	47.834%

Total of Securities	2,361,662,532

If fully subscribed, the Offer for all the New Shares and Options pursuant to the Offer will not have a material effect on the control of the Company.

4.	Risk factors

This section identifies some of the major risks associated with an investment in the Company. Intending Applicants should read the whole of this Prospectus in order to fully appreciate such matters and the manner in which the Company intends to operate before any decision is made to subscribe for shares.

As an early stage biotechnology company, there are significant risks in investing in Shares and there is no guarantee of the trading price/s at which the Company’s Shares may trade nor any guarantee of any return or dividends in respect of holding Shares in the Company.

We have a history of operating losses and may not achieve or maintain profitability in the future.

We are at an early stage in the development of pharmaceutical products and their success is therefore uncertain. We focus on the development of immunotherapeutic products for the treatment of cancer. We, and our partners, have four product candidates under development-IMP321, IMP761, IMP701 and IMP731, all of which are directed to lymphocyte activation gene 3, or LAG-3, a gene linked to the regulation of T cells in immune responses. In prior years, our business was focused on the development of CVac™, an autologous dendritic cell cancer vaccine. However, in February 2015, we suspended the development of CVac™ during its Phase II clinical trials in favour of focusing on biologicals like IMP321, which offer greater commercial potential based on cost of goods alone. While the decision to consolidate the CVac™ clinical trial program and to cease the patient recruitment has led to a significant decrease of costs, the clinical trial program of IMP321 has generated new expenses, especially in relation to the two clinical trials AIPAC and TACTI-mel. There can also be no guarantee that IMP321 will successfully be partnered or that any of our product candidates or know how, whether partnered or not, will ever generate future revenues.

For the years ended June 30, 2016 and 2017, we had a net loss of $62.0 million and $9.4 million, respectively. The significant decrease in net loss was primarily due to the accounting treatment for a share based payment to a strategic investor where A$47.5 million was expensed in the fiscal year 2016. In addition, for the year ended June 30, 2016, total other income was $1.9 million and for the year ended June 30, 2017, other income was $4.2 million, with such increase being primarily attributable to $1.9 million higher cash rebate income from the Australian and French governments recognised in the fiscal year 2017.

We will continue to incur losses from operations and expect the costs of drug development to increase in the future as more patients are recruited to the planned trials. In particular, we will continue to incur significant losses in carrying out clinical trials of IMP321 necessary for regulatory approval and ongoing research in terms of immunotherapy product candidates. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of therapeutic products, we may experience larger than expected future losses and may never become profitable.

There is a substantial risk that we, or our development partners, may not be able to complete the development of our current product candidates or develop other pharmaceutical products. It is possible that none of them will be successfully commercialized, which would prevent us from ever achieving profitability.

We have no medicinal products approved for commercial sale and no source of material revenue.

Currently, we have no products approved for commercial sale and to date have not generated material revenue from product sales. We are largely dependent on the success of our product candidates, especially the LAG-3 related ones.

The LAG 3 product candidates were acquired by us through the acquisition of the French privately owned and venture capital backed company Immutep SA, a biopharmaceutical company in the rapidly growing field of Immuno-Oncology in December 2014. This acquisition significantly expanded Prima’s clinical development product portfolio to other categories of immunotherapies. It has also provided Prima with partnerships with several of the world’s largest pharmaceutical companies.

We have several LAG-3 product candidates. The most advanced of is IMP321. IMP321 is a recombinant protein typically used in conjunction with chemotherapy to amplify a patient’s immune response. The development and manufacturing of IMP321 is being conducted in conjunction with Eddingpharm. Eddingpharm paid for the past manufacture of IMP321 GMP grade material needed for the conduct of clinical trials of IMP321 but current and future costs of manufacturing of IMP321 are now Prima’s responsibility. Immutep will offer technical assistance to Eddingpharm to facilitate its application to register IMP321 in China, Macau and Taiwan.

Another LAG-3 product candidate is IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients. IMP701 has been licensed to CoStim (Novartis), which is solely responsible for its development and manufacturing.

A third LAG-3 product candidate is IMP731, a depleting antibody that removes T cells involved in autoimmunity. IMP731 has been licensed to GlaxoSmithKline, or GSK, which is solely responsible for its development and manufacturing.

Finally, in January 2017 we announced we conducted research on a new early stage product candidate, a humanized IgG4 monoclonal antibody known as IMP761.

In addition to these products Immutep also has a dedicated R&D laboratory outside Paris with other research candidates in development. Immutep also currently generates modest revenues from sales of LAG-3 research reagents.

There can be no assurance that our ability to develop any product candidate, will be successful or our ability to obtain the necessary regulatory approvals with respect to any of the foregoing will be successful. We anticipate that as the costs related to the clinical trials for IMP321 will increase, we will require additional funds to achieve our long-term goals of commercialization and further development of IMP321 and other product candidates. In addition, we will require funds to pursue regulatory applications, defend intellectual property rights, increase contracted manufacturing capacity, potentially develop marketing and sales capability and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in us having to curtail or cease our operations including research and development activities, thereby harming our business, financial condition and results of operations.

Our ability to generate product revenue depends on a number of factors, including our ability to:

•	successfully complete clinical development of, and receive regulatory approval for, our product candidates;

•	set an acceptable price for our products, if approved, and obtain adequate coverage and reimbursement from third-party payors;

•	obtain commercial quantities of our products, if approved, at acceptable cost levels; and

•	successfully market and sell our products, if approved.

In addition, because of the numerous risks and uncertainties associated with product candidate development, we are unable to predict the timing or amount of increased expenses, or when, or if, we will be able to achieve or maintain profitability. Our expenses could increase beyond current expectations if the applicable regulatory authorities require further studies in addition to those currently anticipated and even if our product candidates are approved for commercial sale, we anticipate incurring significant costs associated with the commercial launch of such products and there can be no guarantee that we will ever generate significant revenues.

We will require additional financing and may be unable to raise sufficient capital, which could have a material impact on our research and development programs or commercialization of our products or product candidates.

We have historically devoted most of our financial resources to research and development, including pre-clinical and clinical development activities. To date, we have financed a significant amount of our operations through public and private financings. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings or strategic collaborations. The amount of such future net losses, as well as the possibility of future profitability, will also depend on our success in developing and commercializing products that generate significant revenue. Our failure to become and remain profitable would depress the value of our Shares and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations.

We anticipate that our expenses will increase substantially for the foreseeable future if, and as, we:

•	continue our research and preclinical and clinical development of our product candidates;

•	expand the scope of our current proposed clinical studies for our product candidates;

•	initiate additional preclinical, clinical or other studies for our product candidates;

•	change or add additional manufacturers or suppliers;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	maintain, protect and expand our intellectual property portfolio;

•	attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a publicly quoted company and our product development and planned future commercialization efforts;

•	add an internal sales force; and

•	experience any delays or encounter issues with any of the above.

Until our products become commercially available, we will need to obtain additional funding in connection with the further development of our products and product candidates. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. As such, additional financing may not be available to us when needed, on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts or obtain funds by entering agreements on unattractive terms. Our resource allocation decisions and the elimination of development programs may result in the failure to capitalize on profitable market opportunities. Furthermore, any additional equity fundraising in the capital markets may be dilutive for stockholders and any debt-based funding may bind us to restrictive covenants and curb our operating activities and ability to pay potential future dividends even when profitable. We cannot guarantee that future financing will be available in sufficient amounts or on acceptable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on acceptable terms, we will be prevented from pursuing research and development efforts. This could harm our business, operating results and financial condition and cause the price of our common stock to fall.

If we are unable to secure sufficient capital to fund our operations, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to third parties to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves. For example, additional strategic collaborations could require us to share commercial rights to our product candidates with third parties in ways that we do not intend currently or on terms that may not be favourable to us. Moreover, we may also have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favourable to us.

We are exposed to significant risks related to our ongoing research and development efforts and might not be in a position to successfully develop any product candidate. Any failure to implement our business strategy could negatively impact our business, financial condition and results of operations.

The development and commercialization of IMP321, IMP701, IMP731 and IMP761, or any other product candidate we may develop, is subject to many risks, including:

•	additional clinical trials may be required beyond what we currently expect;

•	regulatory authorities may disagree with our interpretation of data from our preclinical studies and clinical studies or may require that we conduct additional studies;

•	regulatory authorities may disagree with our proposed design of future clinical trials;

•	regulatory authorities may not accept data generated at our clinical study sites;

•	we may be unable to obtain and maintain regulatory approval of our product candidate in any jurisdiction;

•	the prevalence and severity of any side effects of any product candidate could delay or prevent commercialization, limit the indications for any approved product candidate, require the establishment of a risk evaluation and mitigation strategy, or REMS, or cause an approved product candidate to be taken off the market;

•	regulatory authorities may identify deficiencies in our manufacturing processes or facilities or those of our third-party manufacturers;

•	regulatory authorities may change their approval policies or adopt new regulations;

•	the third-party manufacturers we expect to depend on to supply or manufacture our product candidates may not produce adequate supply;

•	we, or our third-party manufacturers, may not be able to source or produce cGMP materials for the production of our product candidates;

•	we may not be able to manufacture our product candidates at a cost or in quantities necessary to make commercially successful products;

•	we may not be able to obtain adequate supply of our product candidates for our clinical trials;

•	we may experience delays in the commencement of, enrolment of patients in and timing of our clinical trials;

•	we may not be able to demonstrate that our product candidates are safe and effective as a treatment for its indications to the satisfaction of regulatory authorities, and we may not be able to achieve and maintain compliance with all regulatory requirements applicable to our product candidates;

•	we may not be able to maintain a continued acceptable safety profile of our products following approval;

•	we may be unable to establish or maintain collaborations, licensing or other arrangements;

•	the market may not accept our product candidates;

•	we may be unable to establish and maintain an effective sales and marketing infrastructure, either through the creation of a commercial infrastructure or through strategic collaborations, and the effectiveness of our own or any future strategic collaborators’ marketing, sales and distribution strategy and operations will affect our profitability;

•	we may experience competition from existing products or new products that may emerge;

•	we and our licensors may be unable to successfully obtain, maintain, defend and enforce intellectual property rights important to protect our product candidates; and

•	we may not be able to obtain and maintain coverage and adequate reimbursement from third-party payors.

If any of these risks materializes, we could experience significant delays or an inability to successfully commercialize IMP321, IMP701, IMP731 and IMP761, or any other product candidate we may develop, which would have a material adverse effect on our business, financial condition and results of operations.

We may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

We completed our acquisition of Immutep, in December 2014 for consideration of up to US$25m in cash and stock. We have completed the integration of Immutep’s business into our own. We have not yet achieved, and may never achieve, the full benefit of the clinical development expectations, product portfolio enhancements or revenue generations we expected at the time of the acquisition. In addition, even if we achieve the expected benefits, we may be unable to achieve them within the anticipated time frame. Also, there may be unexpected problems in the business unrelated to the Immutep acquisition that have a negative effect on our business. If we fail to implement our business strategy, we may be unable to achieve expected results and our business, financial condition and results of operations may be materially and adversely affected.

Specific risks associated with the remaining integration include the following:

•	the potential loss of licensors, licensees, other business partners or independent contractors;

•	failure to effectively continue the clinical trials;

•	failure to effectively consolidate functional areas, which may be impeded by inconsistencies in, or conflicts between, standards, controls, procedures, policies, business cultures and compensation structures;

•	potential future impairment charges, write-offs, write-downs or restructuring charges that could adversely affect our results of operations;

•	significant deficiencies or material weaknesses in internal controls over financial reporting;

•	exposure to unknown liabilities or other obligations of Immutep, which may include matters relating to employment, labor and employee benefits, litigation, accident claims and environmental issues, and which may affect our ability to comply with applicable laws;

•	the coordination of resources across broad geographical areas; and

•	the challenges of moving toward a single brand and market identity.

Immutep is our only significant acquisition in our recent history. Identifying strategic acquisitions is part of our business plan and may become an increasingly important part of our growth. There is, however, no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any additional acquisitions we undertake could involve the dilutive issuance of equity securities, incurring indebtedness and/or incurring large one-time expenses. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company’s operations, the diversion of our management’s attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business, which would have a materially adverse effect on our business, financial condition, and results of operations.

Ongoing and future clinical trials of product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals for commercial sale.

Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety and to understand the product candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase III clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could require that the clinical trial be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors. If we suffer any significant delays, setbacks or negative results in, or termination of, our clinical trials, it may be unable to continue the development of our products or product candidates or generate revenue and our business may be severely harmed.

If we do not obtain the necessary regulatory approvals we will be unable to commercialize our products.

The clinical development, manufacturing, sales and marketing of our products are subject to extensive regulation by regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere. Despite the substantial time and expense invested in preparation and submission of a Biologic License Application or equivalents in other jurisdictions, regulatory approval is never guaranteed. The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product. The FDA or other regulators can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve our or a third-party manufacturer’s processes or facilities or that new laws may be enacted or regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product.

IMP321 is undergoing clinical trials; however, successful results in the trials and in the subsequent application for marketing approval are not guaranteed. Without additional clinical trials any other product in the current portfolio cannot obtain a regulatory approval. If we are unable to obtain regulatory approvals, we will not be able to generate revenue from this product. Even if we receive regulatory approval for any product candidate, our profitability will depend on our ability to generate revenues from the sale of those product candidates or the licensing of our technology.

Even if our product candidates receive regulatory approval, it may still face development and regulatory difficulties that may delay or impair future sales of product candidates.

Even if we or our licensing partners receive regulatory approval to sell IMP321 or any other product candidate, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labelling, packaging, adverse event reporting, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. In addition, new statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of our products.

We have limited manufacturing experience with our product candidates.

We have no manufacturing capabilities and are dependent on third parties for cost effective manufacture and manufacturing process development of the company’s product candidates. Problems with third party manufacturers or the manufacturing process, or the scaling up of manufacturing activities as such may delay clinical trials and commercialization of our product candidates. To minimize the chance of these kinds of disruption, we enter into advance purchase agreements for reagents wherever possible.

Biological product candidates like IMP731, IMP701, IMP321 or IMP761 usually have more complicated manufacturing procedures than chemically produced therapies. The change of manufacturing partners, manufacturing process changes or changes of other nature could impact the product quality and affect the comparability of different product batches. A lack of comparability could significantly impact the development timelines and could even lead to a situation where regulatory bodies require additional or new pre-clinical or clinical development.

The clinical development of autologous dendritic cell cancer vaccines such as CVac is complex and more expensive to produce than most other biologicals such as IMP321. Biologicals like IMP321 offer greater commercial potential based on cost of goods alone. Such lower cost and greater commercial potential were main contributing factors in our decision to focus our clinical trial resources internally on developing IMP 321 whilst seeking a partner to develop CVac. With consolidation of the CVac program and the spin off transaction with Sydys Corporation, a US based special purpose vehicle, the manufacturing uncertainties surrounding CVac have now transferred to Sydys. Compared to our other partners Novartis and GlaxoSmithKline who are well funded and established within the industry, the transaction with Sydys bears significantly more risk given that Sydys first needs to establish itself and secure significant funds to develop CVac, and there is no guarantee that Sydys will be successful in that respect. The successful approval of CVac by regulatory authorities and the manufacturing of CVac will be beyond the control of Prima.

To the extent we rely significantly on contractors, we will be exposed to risks related to the business and operational conditions of our contractors.

We are a small company, with few internal staff and limited facilities. We are and will be required to rely on a variety of contractors to manufacture and transport our products, to perform clinical testing and to prepare regulatory dossiers. Adverse events that affect one or more of our contractors could adversely affect us, such as:

•	a contractor is unable to retain key staff that have been working on our product candidates;

•	a contractor is unable to sustain operations due to financial or other business issues;

•	a contractor loses their permits or licenses that may be required to manufacture our products or product candidates; or

•	errors, negligence or misconduct that occur within a contractor may adversely affect our business.

We depend on, and will continue to depend on, collaboration and strategic alliances with third partners. To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

An important element of our strategy for developing, manufacturing and commercializing our product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants. For example, we currently have collaborative arrangements with Eddingpharm for the development of IMP321 for China, Macau, Hong Kong and Taiwan. Any revenues from sales of any of our licensed product candidates such as CVac, IMP731 and IMP701 will be dependent on the success of the collaboration partner.

Any partnerships or alliance we have or may have in the future may be terminated for reasons beyond our control or we may not be able to negotiate future alliances on acceptable terms, if at all. These arrangements may result in us receiving less revenue than if it sold its products directly, may place the development, sales and marketing of its products outside of its control, may require it to relinquish important rights or may otherwise be on unfavourable terms. Collaborative arrangements or strategic alliances will also subject us to a number of risks, including the risk that:

•	we may not be able to control the amount and timing of resources that our strategic partner/collaborators may devote to the product candidates;

•	strategic partner/collaborators may experience financial difficulties;

•	the failure to successfully collaborate with third parties may delay, prevent or otherwise impair the development or commercialization of our product candidates or revenue expectations;

•	products being developed by partners/collaborators may never reach commercial stage resulting in reduced or even no milestone or royalty payments;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete their obligations under any arrangement;

•	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing product candidates.

Our research and development efforts will be jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Our success depends largely on the continued services of our senior management and key scientific personnel and on the efforts and abilities of our senior management to execute our business plan. Our research and development activities of IMP321 will be overseen by Dr. Frédéric Triebel, the inventor of the technology.

Changes in our senior management may be disruptive to our business and may adversely affect our operations. For example, when we have changes in senior management positions, we may elect to adopt different business strategies or plans. Any new strategies or plans, if adopted, may not be successful and if any new strategies or plans do not produce the desired results, our business may suffer.

Moreover, competition among biotechnology and pharmaceutical companies for qualified employees is intense and as such we may not be able to attract and retain personnel critical to our success. Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, manufacturing personnel, sales and marketing personnel and on our ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our product development and commercialization activities.

In addition, biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our product candidates may be or become uncompetitive. To remain competitive, we must employ and retain suitably qualified staff that are continuously educated to keep pace with changing technology, but may not be in a position to do so.

Future potential sales of our products may suffer if they are not accepted in the marketplace by physicians, patients and the medical community.

There is a risk that IMP321 may not gain market acceptance among physicians, patients and the medical community, even if they are approved by the regulatory authorities. The degree of market acceptance of any of our approved products will depend on a variety of factors, including:

•	timing of market introduction, number and clinical profile of competitive products;

•	our ability to provide acceptable evidence of safety and efficacy and our ability to secure the support of key clinicians and physicians for our products;

•	cost-effectiveness compared to existing and new treatments;

•	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payers;

•	prevalence and severity of adverse side effects; and

•	other advantages over other treatment methods.

Physicians, patients, payers or the medical community may be unwilling to accept, use or recommend our products which would adversely affect our potential revenues and future profitability.

If healthcare insurers and other organizations do not pay for our products or impose limits on reimbursement, our future business may suffer.

Our product candidate may be rejected by the market due to many factors, including cost. The continuing efforts of governments, insurance companies and other payers of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability. In Australia and certain foreign markets the pricing of pharmaceutical products is already subject to government control. We expect initiatives for similar government control to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could harm our business and prospects.

Successful commercialization of our product candidate will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health insurers and other organizations. Our product candidate may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Third-party payers are increasingly challenging the price of medical products and treatment. If third party coverage is not available for our products the market acceptance of these products will be reduced. Cost-control initiatives could decrease the price we might establish for products, which could result in product revenues lower than anticipated. If the price for our product candidate decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels our potential revenue and prospects for profitability will suffer.

We may be exposed to product liability claims which could harm our business.

The testing, marketing and sale of therapeutic products entails an inherent risk of product liability. We may face product liability exposure related to the testing of our product candidates in human clinical trials. If any of our products are approved for sale, we may face exposure to claims by an even greater number of persons than were involved in the clinical trials once marketing, distribution and sales of our products begin. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products and product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize products and product candidates.

We rely on a number of third party researchers and contractors to produce, collect, and analyze data regarding the safety and efficacy of our product candidates. We have quality control and quality assurance in place to mitigate these risks, as well as professional liability and clinical trial insurance to cover financial damages in the event that human testing is done incorrectly or the data is analyzed incorrectly. If a claim is made against us in conjunction with these research testing activities, the market price of our Shares may be negatively affected. We could also face additional liability beyond insurance limits if testing mistakes were to endanger any human subjects.

Risks Relating to Our Intellectual Property

Our success depends on our ability to protect our intellectual property and our proprietary technology.

Our success is to a certain degree also dependent on our ability to obtain and maintain patent protection or where applicable, to receive/maintain orphan drug designation/status and resulting marketing exclusivity for our product candidates.

We may be materially adversely affected by our failure or inability to protect our intellectual property rights. Without the granting of these rights, the ability to pursue damages for infringement would be limited. Similarly, any know-how that is proprietary or particular to our technologies may be subject to risk of disclosure by employees or consultants despite having confidentiality agreements in place.

Any future success will depend in part on whether we can obtain and maintain patents to protect our own products and technologies; obtain licenses to the patented technologies of third parties; and operate without infringing on the proprietary rights of third parties. Biotechnology patent matters can involve complex legal and scientific questions, and it is impossible to predict the outcome of biotechnology and pharmaceutical patent claims. Any of our future patent applications may not be approved, or we may not develop additional products or processes that are patentable. Some countries in which we may sell our product candidate or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the United Kingdom, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the United Kingdom, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if we are able to obtain patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

Moreover, any of our pending applications may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, the Australian Patent and Trademark Office and/or any patents issuing thereon may become involved in opposition, derivation, reexamination, inter partes review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to exploit our intellectual property or develop or commercialize current or future product candidate.

The issuance of a patent is not conclusive as to the inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the U.S., the EU, Australia and elsewhere. Such challenges may result in loss of ownership or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit the duration of the patent protection of our technology and products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the EU, Australia and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights.

Our attempts to prevent third parties from circumventing our intellectual property and other rights may ultimately be unsuccessful. We may also fail to take the required actions or pay the necessary fees to maintain our patents.

Concluding Comment

The above list of risk factors ought not to be taken as an exhaustive one of the risks faced by the Company or by investors in the Company. The above factors, and others not specifically referred to above, may in the future materially affect the financial performance of the Company and the value of the Shares or Options offered under this Prospectus.

Therefore, the Shares and Options to be issued pursuant to this Prospectus carry no guarantee with respect to the payment of dividends, returns of capital or the likely trading price/s of those Shares or Options. There is a material risk of loss of the whole of your capital in investing in Shares in the Company.

Investment in the Company must be regarded as highly speculative and neither the Company nor any of its Directors or any other party associated with the preparation of this Prospectus guarantee that any specific objectives of the Company the Company will be achieved or that any particular performance of the Company or of the Shares or of the Options, including those offered by this Prospectus, will be achieved.

5.	Additional information

5.1	Continuous disclosure and documents available for inspection

The Company is a “disclosing entity” for the purposes of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations, which require it to disclose to ASX any information of which it is or becomes aware concerning the Company and which a reasonable person would expect to have a material effect on the price or value of securities of the Company.

Copies of documents lodged with the ASIC (including the Constitution) in relation to the Company may be obtained from or inspected at, an office of ASIC. Upon request, the Company will provide you with a copy (free of charge during the Offer period of this Prospectus) of:

•	the annual financial reports most recently lodged with ASIC for the financial year ended 30 June 2017 (2017 Annual Report);

•	all continuous disclosure notices given by the Company after lodgement of the 2016 Annual Report with ASIC on 17 October 2017.

5.2	Information excluded from continuous disclosure notices

As at the date of this Prospectus, there is no information that has not been disclosed under the continuous disclosure requirements of the Listing Rules and which the Board considers would reasonably require in order to assess the Company’s assets and liabilities, financial position and prospects and the rights and liabilities attaching to Shares and Options in the Company.

5.3	Rights Attaching to New Shares

The New Shares will rank equally in all respects with existing Shares. Full details of the rights attaching to Shares are set out in the Company’s Constitution, a copy of which can be inspected, free of charge, at the Company’s registered office during normal business hours. In applying for New Shares, the Applicant agrees that it and the New Shares to issue upon that exercise are bound by the terms of the Constitution.

The following is a broad summary of the rights, privileges and restrictions attaching to all Shares. This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of Shareholders.

(a)	General Meetings and Notice

Each Shareholder is entitled to receive notice of all general meetings of the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the Constitution, the Corporations Act or the Listing Rules. Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company. Shareholders may requisition meetings in accordance with Section 249D of the Corporations Act.

(b)	Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of Shares, at general meetings of Shareholders or classes of Shareholders:

(i)	each Shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(ii)	on a show of hands, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder entitled to vote has one vote; and

(iii)	on a poll, every person present who is a Shareholder or a proxy, attorney or representative of a Shareholder entitled to vote shall, in respect of each fully paid Share held by him or her, or in respect of which he or she is appointed a proxy, attorney or representative, have one vote for every fully paid Share, but in respect of partly paid Shares shall have a fraction of a vote equal to the proportion that the amount paid bears to the issue price of the Shares.

(c)	Dividend Rights

While there is no guarantee of any dividends or distributions by the Company, the Directors may from time to time declare dividends in compliance with the Corporations Act. Subject to the rights of persons entitled to Shares with special rights as to dividends (at present there are none), all dividends are paid in the proportion that the amounts paid on those Shares bear to the issue price of the Shares.

(d)	Winding Up

If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he or she considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders.

(e)	Transfer of Shares

Shares in the Company are freely transferable, subject to formal requirements, and so long as the registration of the transfer does not result in a contravention of or failure to observe the provisions of a law of Australia and the transfer is not in breach of the Corporations Act or the Listing Rules.

(f)	Variation of Rights

The Company may, subject to the Corporations Act and with the sanction of a special resolution passed at a meeting of Shareholders, or with the written consent of the majority of Shareholders in the affected class, vary or abrogate the rights attaching to Shares.

5.4	Rights attaching to Options

The terms applying to the Options are described in Annexure B to this Prospectus.

5.5	Interests of Directors

Other than as announced to ASX, set out below or elsewhere in this Prospectus, no Director, or any entity in which a Director is a partner or director, has or has had in the 2 years before the date of this Prospectus, any interest in:

•	the formation or promotion of the Company;

•	property acquired or proposed to be acquired by the Company in connection with its formation or promotion of the Offer; or

•	the Offer,

and no amounts have been paid or agreed to be paid (in cash, Shares or otherwise) and no other benefit has been given or agreed to be given to any Director or to any entity in which a Director is a partner or a Director, either to induce him to become, or qualify as, a Director or otherwise for services rendered by him or by the entity in connection with the formation or promotion of the Company or the Offer.

5.6	Interests in existing securities

(a)	Interests of Directors – Existing Shareholdings

The interests of the Directors (including via controlled entities) in the securities of the Company at the date of this Prospectus are as follows:

Director	Total interests
Lucy Turnbull	20,359,576 ordinary shares

Albert Wong	3,837,500 ordinary shares

	1.	24,938,626 ordinary shares

	2.	643,629 unlisted options exercisable at $0.0774 each on or before 30 June 2018.

Marc Voigt	3.	45 American Depository Receipts (ADRs). Note that the ADR to FPO Ratio is 1:100.

	4.	12,254,902 LTI Performance Rights in accordance with shareholder approval obtained at the AGM held on 14 November 2014.

Russell John Howard	Nil

	1.	9,534,837 ordinary shares

Peter Meyers	2.	8,209,101 Performance Rights issued to Pete Meyers in lieu of cash for his services as a non-executive director, in accordance with shareholder approval obtained at the AGM held on 25 November 2016.

(b)	Interests of Directors – Participation in the Offer

None of the Directors will participate in the Offer.

(c)	Remuneration of Directors

Details of the remuneration of the directors for the year ended 30 June 2017 are set out in the following table.

30-Jun-17	Short-term Benefits				Post Employment Benefits	Long- term Benefits		Share-based Payments			Total
	Cash salary and fees	Cash bonus	Non Monetary		Super- annuation	Long service leave	Termi- nation benefits	Performance Rights		Options Issued
	$	$	$		$	$	$	$		$	$
Ms L Turnbull, AO	137,520	—	—		13,064	—	—	—		—	150,584
Mr A Wong	84,040	—	—		7,984	—	—	—		—	92,024
Dr R Howard	90,000	—	—		—	—	—	—		—	90,000
Mr Pete Meyers	—	—	189,810	[1,2]	—	—	—	—		—	189,810
Mr M Voigt	328,802		—		—	—	—	339,355	[3]	—	668,157

[1]	Mr Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014, vesting as follows:

•	The first tranche have vested - 1,715,686 converted to ordinary shares immediately after shareholder approval was received (being for service from date of appointment to 30 September 2014).

•	The second tranche of 2,573,529 vested on 1 October 2015 (being for service from 1 October 2014 to 30 September 2015);

•	The third tranche of 2,573,529 vested on 1 October 2016 (being for service from 1 October 2015 to 30 September 2016); and

•	The final tranche 857,844 will vest on 1 October 2017 (being for service from 1 October 2016 to 31 January 2017).

[2]	Mr Pete Meyers was issued 10,023,350 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016, vesting as follows:

•	The first tranche of 1,814,249 is due to vest on 1 October 2017 (being for service from 1 February 2017 to 30 September 2017).

•	The second tranche of 2,736,367 is due to vest on 1 October 2018 (being for service from 1 October 2017 to 30 September 2018);

•	The third tranche of 2,736,367 is due to vest on 1 October 2019 (being for service from 1 October 2018 to 30 September 2019); and

•	The final tranche of 2,736,367 is due to vest on 1 October 2020 (being for service from 1 October 2019 to 30 September 2020).

[3]	Mr Marc Voigt was issued 20,000,000 Performance Rights in accordance with shareholder approval received at the EGM on 31 July 2015. These Performance Rights vested as follows:

•	1/3 vested on 5 August, 2015 to Mr M Voigt.

•	1/3 vested on 5 August, 2016 to Mr M Voigt.

•	1/3 vested on 5 August, 2017 to Mr M Voigt.

Mr Marc Voigt was issued 12,254,902 Long term incentive performance rights in accordance with shareholder approval obtained at the AGM held on 14 November 2014. Subject to meeting the performance hurdles specified in the AGM notice of meeting, these will vests in two tranches as follows:

•	75% to vest on 2 October, 2017

•	25% to vest on 1 October, 2018.

Vesting is also contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in the employment contract.

5.7	Related Party Transactions

There are no related party transactions entered into that have not otherwise been disclosed in this Prospectus.

5.8	Interests of experts and advisers

Other than as set out below or elsewhere in this Prospectus, no:

•	person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;

•	promoter of the Company; or

•	underwriter to the issue or a financial services licensee named in this Prospectus as a financial services licensee involved in the issue holds, or has held in the 2 years before the date of lodgement of this Prospectus with ASIC, any interest in:

•	the formation or promotion of the Company;

•	property acquired or proposed to be acquired by the Company in connection with its formation or promotion of the Offer or the Offer itself; or

•	the Offer,

and no amounts have been paid or agreed to be paid (in cash, Shares or otherwise) and no other benefit has been given or agreed to be given to any of the above persons for services rendered by him or by the entity in connection with the formation or promotion of the Company or the Offer. K & L Gates have acted as solicitors for the Company in relation to the Offer. The Company estimates that it will pay K & L Gates fees of $10,000 in relation to the Offer. Further amounts may be paid to K & L Gates in accordance with their usual time based charge out rates.

5.9	Restricted securities

None of the Company’s issued securities are ‘restricted securities’ (as defined in the Listing Rules).

5.10	Broker handling fees

No handling fees are payable in connection with the Offer under this Prospectus.

5.11	Offers outside Australia

This Prospectus does not, and is not intended to, constitute an offer of securities in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or to issue / distribute this Prospectus.

The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

5.12	Taxation

The Directors do not consider that it is appropriate to provide investors with advice regarding the taxation consequences of accepting the Offer under this Prospectus. The Company, its advisers and officers, do not accept any responsibility or liability for any taxation consequences to investors in respect of any issue.

5.13	Privacy disclosure

By filling out the Application Form you are providing personal information to the Company through its Share Registry and Options Register. The Corporations Act requires the Company to include information about each security holder (name, address and details of the securities held) in its public registers. This information must remain in the registers even if you cease to be a security holder in the Company. The Company, and the Registry on its behalf, may collect, hold and use that Information in order to process your Application, facilitate dividend payments and corporate communications (including the Company’s financial results, annual reports and other information that the Company may wish to communicate to its security holders) and compliance by the Company with legal and regulatory requirements. Your personal information may also be provided to the Company’s members, agents and service providers on the basis that they deal with such information in accordance with the Company’s privacy policy.

If you do not provide the information requested in the Application Form, the Company and the Registry may not be able to process or accept your Application.

5.14	Expenses of the Offer

The total expenses of the Offer are estimated to be approximately up to $15,000 comprising ASIC lodgement fees, legal fees, accounting fees, share registry fees and printing and other administrative expenses.

5.15	Legal proceedings

To the Director’ knowledge, there is no litigation, arbitration or proceedings pending against or involving the Company as at the date of this Prospectus.

5.16	Material Contracts

The Company has not entered into any material contracts other than those which have been the subject of ASX announcements or referred to in this Prospectus.

5.17	ASIC relief / modification

ASIC has granted relief to the Company by modifying section 708A of the Corporations Act by way of an ASIC declaration to enable the use of a prospectus to cleanse Shares issued on exercise of the Options for the purposes of section 708A. This Prospectus has been prepared pursuant to the terms of that ASIC relief.

5.18	Authority of Directors

The Directors have made all reasonable enquiries in the preparation of this Prospectus and on that basis have reasonable grounds to believe that any statements made by the Directors in this Prospectus are not misleading or deceptive and that in respect to any other statements made in this Prospectus by persons other than Directors, the Directors have made reasonable enquiries and on that basis have reasonable grounds to believe that persons making the statement or statements were competent to make such statements, those persons have given their consent to the statements being included in this Prospectus in the form and context in which they are included and have not withdrawn that consent before lodgement of this Prospectus with the ASIC, or to the Directors knowledge, before any issue of New Shares or Options pursuant to this Prospectus.

This Prospectus is prepared on the basis that certain matters may reasonably be expected to be known to likely investors or their professional advisors.

Each of the Directors of the Company has consented to the lodgement of this Prospectus in accordance with Section 720 of the Corporations Act and has not withdrawn that consent.

Dated      20 October 2017

By:	Deanne Miller
Company Secretary
For and on behalf of the Board of Prima Biomed Limited

6.	Definitions

$ or A$ or AUD means references to dollar amounts in Australian currency;

AEDT means Australian Eastern Daylight Time;

ASIC means the Australian Securities and Investments Commission;

Applicant means the person completing an Application Form;

Application Form means the form which is attached as Attachment 1 to this Prospectus;

ASX means ASX Limited ACN 008 624 691;

ASX Settlement means ASX Settlement Pty Ltd ACN 008 504 532;

ASX Settlement Operating Rules means the operates rules of ASX Settlement from time to time;

Business Day means a day that is not a Saturday, Sunday or a public holiday in Melbourne, Victoria;

Closing Date means 5.00 pm (AEST) 10 November 2017;

Company means Prima Biomed Limited ACN 009 237 889;

Constitution means the constitution of the Company;

Corporations Act means the Corporations Act 2001(Cth);

Directors or Board means the board of directors of the Company;

Issue Price means the issue price for New Shares of $1.00 each;

Listing Rules means the listing rules of ASX;

New Share means a Share issued pursuant the Offer under this Prospectus;

Offer means the offer described in Section 1 of this Prospectus;

Opening Date means 20 October 2017;

Option means the warrant to purchase a Share, where each option is issued pursuant to the terms attached to this Prospectus as Annexure B, where the option is referred to as a “Warrant” and the terms applicable to the Warrant as “Warrant Terms” and all monetary amounts referred to therein are in US dollars;

Prospectus means this prospectus as modified or varied by any supplementary prospectus made by the Company and lodged with ASIC from time to time;

Section means a section of this Prospectus;

Share means a fully paid ordinary share in the issued capital of the Company.

Annexure A - Prima BioMed Limited Capital Structure

Capital Structure	Exercise Price		Total Number on Issue
Shares currently on issue - quoted		N/A	2,362,662,532

Options & their expiry dates

• Expiry date - 30 June 2018		$0.0774	1,515,752

• Expiry date - 30 June 2018		$0.0774	165,116

• Expiry date - 12 December 2018		$0.05019	147,628,500

• Expiry date - 4 August 2020		$0.0237	371,445,231

• Expiry date - 30 October 2020		$0.057	793103

• Expiry date - 7 March 2021		$0.040	1,026,272

• Expiry date - 4 August 2025		$0.025	8,475,995

Warrants & their expiry dates

• Expiry date - 5 January 2023	US$	2.50	1,973,451

Performance Rights & their expiry dates

• STI - 30 November 2018			3,900,000

• LTI - 30 October 2018			16,731,373

• Non Executive Director (NED) - expire one year from vesting dates of tranches as disclosed in Appendix 3B dated 6 December 2016			8,209,101

Convertible Notes & their expiry dates

• Notes with a face value of $1.00 each - 4 August 2025			13,750,828

• Shares to issue on exercise of up to 6,667 Options, each with an exercise price of US$0.025 per option (Option Shares) - to be quoted			6,667

New Shares to be issued pursuant to this Prospectus (assuming Full Subscription)			10,000

Annexure B - Option Terms (referred to in the US as “Warrant terms”)

1.    THIS AMERICAN DEPOSITARY SHARES PURCHASE WARRANT (the “Warrant”) certifies that the “Holder” is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and on or prior to the close of business on the 5.5 year anniversary of the Initial Exercise Date (the “Termination Date”; provided, however that if such date is not a Trading Day, the Termination Date shall be the immediately following Trading Day) but not thereafter, to subscribe for and purchase from Prima BioMed Ltd ACN 009 237 889, up to [                 ordinary shares of the Company (the “Ordinary Shares”) (as subject to adjustment hereunder, the “Warrant Shares”). The purchase price of one ADS under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

2.    Section 2. Exercise.

a)    Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company or the Depositary (or such other office or agency that the Company may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company), as applicable, of a duly executed facsimile copy or PDF copy submitted by electronic (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (“Notice of Exercise”). Within the earlier of (i) three (3) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the ADSs specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant ADSs available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant ADSs available hereunder shall have the effect of lowering the outstanding number of Warrant ADSs purchasable hereunder in an amount equal to the applicable number of Warrant ADSs purchased. The Holder and the Company shall maintain records showing the number of Warrant ADSs purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice.

b)    Exercise Price. The exercise price per ADS under this Warrant shall be US$0.025, (multiplied by 100 in the case of conversion into ADS) subject to adjustment hereunder (the “Exercise Price”), provided that the maximum number of ADSs which may be issued under this Warrant is [    ] ADSs (subject to any adjustment under Section 3).

c)    Cashless Exercise. If at any time after the six-month anniversary of the Closing Date, there is no effective Registration Statement registering, or no current prospectus available for, the resale of the Warrant ADSs by the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant ADSs equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) =	as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the ADS on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 1(a) hereof after the close of “regular trading hours” on such Trading Day;

(B) =	the Exercise Price of this Warrant, as adjusted hereunder; and

(X) =	the number of Warrant ADSs that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant ADSs are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant ADSs shall take on the characteristics of the Warrants being exercised, and the holding period of the Warrant ADSs being issued may be tacked on to the holding period of this Warrant. The Company agrees not to take any position contrary to this Section 2(c).

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADS is then listed or quoted on a Trading Market, the bid price of the ADS for the time in question (or the nearest preceding date) on the Trading Market on which the ADS is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADS for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADS is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADS are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per ADS so reported, or (d) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Offered Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADS is then listed or quoted on a Trading Market, the daily volume weighted average price of the ADS for such date (or the nearest preceding date) on the Trading Market on which the ADS is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADS for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADS is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADS are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per ADS so reported, or (d) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Offered Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c).

d)    Mechanics of Exercise.

i.    Delivery of Warrant ADSs Upon Exercise. Warrant ADSs purchased hereunder shall be transmitted by the Depositary to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant ADSs to or resale of the Warrant ADSs by the Holder or (B) the Warrant ADSs are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 (assuming cashless exercise of the Warrants), and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant ADSs to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earlier of (i) the earlier of (A) three (3) Trading Days after the delivery to the Company of the Notice of Exercise and (B) one (1) Trading Day after delivery of the aggregate Exercise Price to the Company and (ii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant ADS Delivery Date”). Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant ADSs with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant ADSs, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) three Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. If the Company fails for any reason to deliver to the Holder the Warrant ADSs subject to a Notice of Exercise by the Warrant ADS Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant ADSs subject to such exercise (based on the VWAP of the ADS on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Warrant ADS Delivery Date until such Warrant ADSs are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the ADS as in effect on the date of delivery of the Notice of Exercise.

ii.    Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant ADSs, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant ADSs called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii.    Rescission Rights. If the Company fails to cause the Depositary to transmit to the Holder the Warrant ADSs pursuant to Section 2(d)(i) by the Warrant ADS Delivery Date, then the Holder will have the right to rescind such exercise.

iv.    Compensation for Buy-In on Failure to Timely Deliver Warrant ADSs Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Depositary to transmit to the Holder the Warrant ADSs in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant ADS Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, ADSs to deliver in satisfaction of a sale by the Holder of the Warrant ADSs which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the ADSs so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant ADSs that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant ADSs for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of ADSs that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases ADSs having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Warrants with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver ADSs upon exercise of the Warrant as required pursuant to the terms hereof.

v.    No Fractional ADSs or Scrip. No fractional ADSs or scrip representing fractional ADSs shall be issued upon the exercise of this Warrant. As to any fraction of an ADS which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

vi.    Charges, Taxes and Expenses. Issuance of Warrant ADSs shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant ADSs, all of which taxes and expenses shall be paid by the Company, and such Warrant ADSs shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant ADSs are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Depositary fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant ADSs.

vii.    Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

viii.    ASX Requirements. On or before the Warrants ADS Delivery Date, the Company shall, subject to the Corporations Act and the ASX Listing Rules (as defined below):

(1)	issue and allot the Warrant Shares underlying the Warrants ADSs to the Depositary’s custodian;

(2)	issue an Appendix 3B in respect of such Warrant Shares; and

(3)	either (a) issue a Cleansing Statement or (b) lodge a prospectus with ASIC under the Corporations Act which qualifies the Warrant Shares for resale under section 708A(11) of the Corporations Act or (c) obtain an exemption from Corporations Act to allow the immediate resale of the Warrant Shares, in each case in respect of such Warrant Shares.

e)    Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Affiliates and Attribution Parties shall include the number of the number of Ordinary Shares underlying such Warrant ADSs issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares underlying Warrant ADSs which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Depositary setting forth the number of Ordinary Shares outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares underlying the Warrant ADSs issuable upon exercise of this Warrant. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

f)    ASX Filings. The Company will ensure that it applies to ASX for official quotation (as that expression is used in the ASX Listing Rules) of the Ordinary Shares issued on the exercise of the Warrants in the same class and on the same terms as all other Ordinary Shares quoted on ASX pursuant to ASX Listing Rule 2.7 immediately on issue of those Ordinary Shares.

3.    Section 3. Certain Adjustments. Notwithstanding any provision of this Section 3 or generally in this Warrant, the Exercise Price per Warrant, the number of ADSs the subject of each Warrant or the number of Warrants held shall be subject to adjustment from time to time after the Issuance Date in accordance with the Official Listing Rules of the Australian Securities Exchange (“ASX Listing Rules”) upon the occurrence of certain events described in this Section 3 or, if the ASX Listing Rules are amended after the date of issue of the Warrants, in accordance with the Company’s obligations under the ASX Listing Rules to the extent those obligations are modified by the amendment.

a)    Subdivision or Combination; Capital Distributions; Other Adjustments.

i.    In a consolidation of the Company’s ordinary capital – the number of Warrants will be consolidated in the same ratio as the ordinary capital and the Exercise Price will be amended in inverse proportion to that ratio.

ii.    In a sub-division of the Company’s ordinary capital – the number of Warrants will be sub-divided in the same ratio as the ordinary capital and the Exercise Price will be amended in inverse proportion to that ratio.

iii.    In a return of capital on Ordinary Shares – the number of Warrants will remain the same, and the Exercise Price of each Warrant will be reduced by the same amount as the amount of cash or value of shares, securities, or other property returned in relation to each Ordinary Share, multiplied by the number of Ordinary Shares represented by each ADS (the “ADS Ratio”).

iv.    In a reduction of the Company’s capital by a cancellation of paid up capital that is lost or not represented by available assets where no securities are cancelled – the number of Warrants and the Exercise Price of each Warrant will remain unaltered.

v.    In a pro rata cancellation of the Company’s capital on Ordinary Shares – the number of Warrants will be reduced in the same ratio as the ordinary capital and the Exercise Price of each Warrant will be amended in inverse proportion to that ratio.

vi.    In any other case – the number of Warrants or the Exercise Price, or both, will be reorganized in accordance with the ASX Listing Rules so that the holder of the Warrants will not receive a benefit that holders of Ordinary Shares do not receive.

b)    Bonus Shares and Share dividends. If there is a pro-rata bonus issue, or a pro-rata dividend to be paid only in Ordinary Shares, to the holders of issued Ordinary Shares, the number of Warrant ADSs upon exercise will be increased by the number of ADSs which the holder of the Warrant would have received if the Warrant had been exercised before the record date for the bonus issue or share dividend.

c)    Pro Rata Distributions. If there is a pro-rata offer of Ordinary Shares (other than a bonus issue) to the holders of Ordinary Shares, the Exercise Price will be reduced in accordance with the following formula:

O’	= O - E [P – (S + D)]
N + 1

Where:

O’ is the new Exercise Price

O is the old Exercise Price

E is the number of Ordinary Shares underlying the Warrant ADSs into which one Warrant is exercisable

P is the volume weighted average market price per Ordinary Share on the ASX over the 5 ASX trading days ending on the ASX trading day before the ex rights or ex entitlement date for the pro rata issue

S is the subscription price for one Ordinary Share under the pro rata offer

D is the dividend (if any) due but not yet paid on an existing Ordinary Shares which will not be paid on the new Ordinary Shares to be issued in the pro rata issue

N is the number of Ordinary Shares that must be held on the record date for the pro rata issue to receive a right or entitlement to subscribe for one new Ordinary Share.

For the avoidance of doubt, if the formula results in no decrease in the Exercise Price then the Exercise Price remains unchanged.

d)    Change in ADS Ratio. If after the Issuance Date the ADS Ratio is increased or reduced, then the number of Warrant ADSs to be provided on exercise of a Warrant will be reduced or increased (respectively) in inverse proportion to the change in the ADS Ratio Ordinary Shares per ADS and the Exercise Price per Warrant will be increased or reduced (respectively) in proportion to the change in Ordinary Shares per ADS, so that the total number or Warrant Shares underlying the Warrants and the aggregate Exercise Price for all Warrants remain unchanged.

e)    Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction. “Black Scholes Value” means the value of this Warrant based on the Black and Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds within five Business Days of the Holder’s election (or, if later, on the effective date of the Fundamental Transaction). The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(g) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of ADSs acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the ADSs pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

f)    Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding treasury shares, if any) issued and outstanding.

g)    Notice to Holder.

i.    Adjustment. Whenever the Exercise Price, the number of ADSs the subject of each Warrant or the number of Warrants is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrants or the number of ADSs the subject of each Warrant and setting forth a brief statement of the facts requiring such adjustment.

ii.    Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares is converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

4.    Section 4. Transfer of Warrant.

a)    Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof and to the provisions of Section 4.1 of the Purchase Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date the Holder delivers an assignment form to the Company assigning this Warrant full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant ADSs without having a new Warrant issued.

b)    New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Initial Exercise Date and shall be identical with this Warrant except as to the number of Warrant ADSs issuable pursuant thereto.

c)    Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

d)    Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state or foreign securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of Section 4.3 of the Purchase Agreement.

e)    Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant ADSs issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant ADSs or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

5.    Section 5. Miscellaneous.

a)    No Rights as Stockholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.

b)    Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant ADSs, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

c)    Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

d)    Authorized Shares.

i.    The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Ordinary Shares a sufficient number of shares to provide for the issuance of the Warrant ADSs and the underlying Ordinary Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant ADSs upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant ADSs and the underlying Ordinary Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the ADS or Ordinary Shares may be listed. The Company covenants that all Warrant ADSs and the underlying Ordinary Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant ADSs in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

ii.    Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant ADSs above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant ADSs and the underlying Ordinary Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

iii.    Before taking any action which would result in an adjustment in the number of Warrant ADSs for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e)    Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

f)    Restrictions. The Holder acknowledges that the Warrant ADSs and the underlying Ordinary Shares acquired upon the exercise of this Warrant, if not registered and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal or foreign securities laws.

g)    Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h)    Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

i)    Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant ADSs, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any ADS or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j)    Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k)    Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant ADSs.

l)    Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

m)    Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n)    Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

Prima Biomed Limited ACN 009 237 889 Application Form

To:	The Directors
Prima Biomed Limited ACN 009 237 889;
Level 12, 95 Pitt Street, Sydney, NSW

Application

1.	I (being the person named in item 1 of the Schedule below) apply pursuant to the offer of New Shares and Options described in the prospectus dated 20 October 2017 lodged with ASIC (Prospectus) to which this Application forms part, namely for every 3 New Shares issued pursuant to the Prospectus and this Application Form, for no additional consideration the Company will grant 2 Options, each with an exercise price of US$0.025 per option (each option convertible into 1 New Share on exercise). The expiry date of the Prospectus is 10 November 2017.

2.	I understand that the Company makes no representation or guarantee in respect of any investment in Shares or the Options.

3.	I agree that any New Shares and Options described in this Prospectus are issued subject to and bound by the terms of this Prospectus the Constitution of the Company (as amended from time to time) and the ASX Listing Rules.

4.	I acknowledge that:

(a)	the Prospectus (referred to above) has been lodged by the Company with ASIC in respect of the offer of the New Shares and Options described in the Prospectus;

(b)	I have read, understood and obtained independent legal and financial advice concerning the Prospectus and this investment in the New Shares and the Options;

(c)	I make this application for New Shares and Options pursuant to the terms of the Prospectus;

(d)	by lodging this Application Form and a cheque for the Application Monies I apply for the number of New Shares and Options specified in this Application Form or such lesser number as may be allocated by the Directors;

(e)	an investment in the Company is speculative and there is no guarantee that there will be any return on Shares or Options (whether by way of dividends or return of capital or any other manner whatever); and

(f)	there is no guarantee that there will be any market (whether official or unofficial) for trading of the Shares generally.

5.	This Application is irrevocable and unconditional.

6.	The validity and construction of this Application and, where the Application is accepted, the terms on which New Shares and Options are allotted to the Applicant is governed and construed in accordance with the laws of the State of Victoria.

SCHEDULE (to application form)

1.	Name and address of Applicant:

2.	Contact Details:

Daytime contact:

Email contact:

3.	CHESS Details: PID HIN

4.      Number of New Shares (which includes for every 3 New Shares issued pursuant to the Prospectus, 2 Options for no additional consideration, with each Option having an exercise price of US$0.025 (each option convertible into 1 New Share on exercise):

5.	Application Money: $

6.	Cheque details: Drawer:

              Bank and Branch:

              Cheque Number

Dated: # # #

Execution

Signed Sealed and Delivered by #[insert] in the presence of:

Signature of Applicant

Signature of witness

Name of witness (please print)

U.S. PROSPECTUS

[Omitted. See Explanatory Note in the Form 6-K to which this Exhibit is attached.]